Exhibit (a)(5)(H)

Press Release February 2, 2007

E.ON to file final bid for Endesa with CNMV today

E.ON notes that Gas Natural has decided to withdraw its bid and that, therefore, E.ON remains as the only bidder for 100% of Endesa. E.ON has consulted with the CNMV regarding the next steps of the offer process, which will be the following:

1.  The sealed envelopes process has not been cancelled and E.ON must file with the CNMV its final offer today.

2.   There will be no further opportunities to change the price.

3.   Gas Natural and its affiliates shall not be permitted to buy any Endesa shares.

E.ON will therefore file its final bid with the CNMV today.

Media Contacts E.ON AG, Corporate Communications
Dr. Peter Blau	+49 (0)211 45 79 627	E.ON AG
Josef Nelles	+49 (0)211 45 79 544	E.ON Platz 1
40479 Düsseldorf
Spain
Deva	+34 913 601 720	Dr. Peter Blau
Gonzalo Lacalle	+34 677 405 341	Tel. +49-211-45 79-628
Juan Torres	+34 666 582 837	Fax +49-211-45 79-629
Josef Nelles
UK / International		Tel. +49-211-45 79-544
Finsbury Group	+44 (0)20 7251 3801	Fax +49-211-45 79-566
Rollo Head	+44 (0)7768 994 987	www.eon.com Presse@eon.com
On the 26th of January 2007 EON Aktiengesellschaft ("EON"), through its wholly owned subsidiary of E.ON Zwölfte Verwaltungs GmbH, filed a tender offer statement

Press Release E.ON AG, February 2, 2007	Page 2 of 2

on Schedule TO regarding its tender offer for ordinary shares and ADSs of Endesa S.A. (“Endesa”) with the U.S. Securities and Exchange Commission (“SEC”). Endesa investors and security holders are urged to read the U.S. tender offer statement (as updated and amended), because it contains important information. Furthermore, Endesa investors and security holders are urged to read the Spanish prospectus from E.ON regarding the Spanish tender offer for Endesa because it contains important information. The Spanish prospectus and certain complementary documentation were authorized in Spain by the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV SA, Santander Investment SA, Corredores de Bolsa, and elsewhere. The Spanish prospectus is also available on the web sites of the CNMV (www.cnmv.es), E.ON (www.eon.com), and elsewhere. Likewise, Endesa investors and security holders may obtain a free copy of the U.S. tender offer statement and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

This press release may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.